FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 14, 2011

1. DATE, TIME AND PLACE: On the fifteenth day of December, 2011, at 2:00 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), in the city Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.142.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: Call notice was duly made pursuant to Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4. AGENDA: (i) Approval the of tenth (10th) issuance of simple debentures, not convertible into shares, in the maximum total amount of eight hundred million Brazilian reais (R$ 800,000,000.00), which shall be subject to public distribution with restricted placement pursuant to CVM Instruction number 476, of January 16, 2009, as amended; (ii) Authorize the Company’s Board of Executive Officers to carry out all acts necessary for the realization, formalization and improvement of the issuance of debentures and the Restricted Offering (as defined below); (iii) Hire independent auditors, in accordance with CVM Instructions number 308, of May 14,1999 (“CVM Instruction number 308/99”), amended by the CVM Instruction number 509, of November 16, 2011 (“CVM Instruction number 509/11”).

5. RESOLUTIONS: After the meeting was convened, the Board Members examined the items in the agenda and by unanimous vote resolved as follows:

5.1. Approval the of tenth (10th) issuance of simple debentures, not convertible into shares, in the maximum total amount of eight hundred million Brazilian reais (R$ 800,000,000.00) (“Debentures” and “Issue”, respectively), which shall be subject to public distribution with restricted placement pursuant to CVM Instruction number 476, of January 16, 2009, as amended (“CVM Instruction number 476/09“ and “Restricted Offering”, respectively), in accordance with the “Private Instrument of Deed 10th Issue of Simple Debentures, not convertible into shares of Companhia Brasileira de Distribuição” annexed (“Deed of Issue”), which will have the followings characteristics and conditions:

a)	Total Issuance Amount: maximum of eight hundred million Brazilian reais (R$ 800,000,000.00);
b)	Standby Underwriting Transaction: maximum of eight hundred million Brazilian reais (R$ 800,000,000.00);
c)	Unit Face Value: On the Issuance Date, the unit face value of the Debentures shall be ten thousand reais (R$10,000.00), as defined below (“Unit Face Value”);
d)	Number Debentures: 80,000;
e)	Series: The Debentures shall be issued in a single series;
f)	Type: The Debentures shall be unsecured, pursuant to the provisions of Article 58 of Law 6.404, of December 15, 1.976, as amended (“Brazilian Corporate Law”);
g)	Validity and Maturity: forty-two (42) months as from the Issuance Date, thus maturing on June 29, 2015 (“Maturity Date”);
h)	Form and Convertibility: The Debentures shall be issued in registered book-entry form, with no certificates. The Debentures shall not be convertible into shares issued by the Company;
i)	Allocation of Funds: Reserve for maintenance of working capital and/or retiming of Company’s payments;
j)	Guarantee: The Issuance shall not be guaranteed;
k)	Issuance Date: For all legal effects, the Debentures issuance date shall be December 29, 2011 (“Issuance Date”);
l)	Issuance Method: Subject to prior approval of the underwriting committee of the Lead Coordinator, the issuance shall be held on standby underwriting transaction.
m)	Payment of the Unit Face Value: The Unit Face Value of each Debenture shall be paid fully and exclusively on the Maturity Date;
n)	Payment of Remuneration: Annual;
o)	Distribution Plan: The Debentures shall be the purpose of a Restricted Offering solely intended for qualified investors, as defined in CVM Instruction number 476/09, in accordance with the distribution plan described in the Deed of Issuance;
p)	Placement and Trading: The Debentures shall be registered for distribution in the primary market and for trading in the secondary market through the Securities Distribution System (SDT) and the National Debentures System (SND), respectively, both managed and operated by CETIP S.A. – Mercados Organizados (“CETIP”), and the trading transactions shall be settled and the Debentures held in custody at CETIP;

q)	Subscription Price: The Debentures shall be subscribed by the Unit Face Value plus Remuneration (as defined below), calculated on a pro rata temporis basis from the Issuance Date up to its effective subscription and payment date;
r)	Paid in Method: The Debentures shall be paid in by domestic currency at the time of subscription;
s)

Early Maturity: On the occurrence of any of the following events: (i) Company’s winding-up, dissolution, filing for voluntary bankruptcy or bankruptcy not suppressed in the legal period, adjudication of bankruptcy or any similar procedure to be created by law; (ii) proposition, by the Company, of extrajudicial recovery to any creditor or group of creditors, irrespective of a judicial approval for such plan being requested or obtained, or filing, by the Company, of a request for judicial recovery in the courts, irrespective of the approval of the recovery process or its granting by the competent court; (iii) non-compliance by the Company with any pecuniary obligation set forth in the Deed of Issuance; (iv) protests of notes against the Company, which are not remedied or declared illegitimate within fifteen (15) business days, the amount of which, individually or in the whole, is higher than thirty million reais (R$30,000,000.00), except for any protests lodged due to error or bad faith of a third party, provided that it is validly evidenced by the Company within the legal period; (v) non- compliance by the Company with any non-pecuniary obligations set forth in the Deed of Issuance, which is not remedied within fifteen (15) business days counted from the written notice forwarded by the Fiduciary Agent to the Company accordingly; (vi) non-compliance with the obligation to allocate funds raised through the Debentures, as set forth in the Deed of Issuance; (vii) default of the Company or its affiliates of any financial debt in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, in the event such default is not cured within five (5) business days counted from the default; (viii) declaration of early maturity of any debt and/or obligation of the Company or any of its subsidiaries which arises from bank loans and/or debt securities which are the responsibility of the Company, in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, except if the debt or obligation is challenged by the Company in good faith and the documents supporting the challenge of the debt or obligation are forwarded to the Fiduciary Agent within ten (10) business days from the date of declaration of early maturity, and a judicial measure is obtained to suspend the collection within five (5) business days from the date of declaration of early maturity; (ix) the representations and warranties granted by the Company in the Deed of Issuance are proven significantly false, inaccurate or misleading; (x) failure to comply with any final and unappealable judicial decision against the Company in the unit or aggregate amount higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, within up to fifteen (15) business days from the date set forth for its compliance; (xi) spin-off, amalgamation or merger of the Company into another company, without the prior express authorization of debenture holders, pursuant to the resolution quorum set forth in the Deed of Issuance, except if the spin-off, amalgamation or merger complies with the requirements of Article 231 of the Brazilian Corporation Law, or also, transfer of the Company’s shareholding control to third parties, except for any transfer of interest among the Company’s current controlling parties or any transfer of the Company’s direct or indirect control to a company in the retail sector; (xii) change of the Company’s business purpose in such a way that its main activity is no longer the food trade; (xiii) transformation of the Company into a limited-liability company; and (xiv) failure to meet, while there are outstanding debentures, the following financial indexes and limits, which will be calculated in the last day of each quarter based on the last twelve (12) months prior to the respective calculation date, based on the Company’s consolidated financial statements, with the first calculation being performed considering the Company’s consolidated financial statements of the quarter ending on September 30, 2011: (a) Consolidated Net Debt not higher than the Shareholders’ Equity; and (b) Consolidated Net Debt/Consolidated EBITDA ratio (as per definition in the Deed of Issuance) equal to or lower than three point two five (3.25);

t)	Covenants: (a) "Consolidated Net Debt" Company's total debt (loans and financing of short and long term, including debentures and promissory notes), minus the amount of available cash and values of receivables with discount of one point five percent (1.5%), sales from credit cards, food stamps, and multi-benefit, and (b) "Consolidated EBITDA", gross income less expenses recurring operating excluding depreciation and amortization, plus other recurring operating revenues over the last 4 (four) quarters covered by the most recent financial statements available by the Issuer, prepared in accordance with generally accepted accounting principles in Brazil;
u)	Early Redemption: Debentures may be early redeemed at any time, from 1 January 2014, at Company's sole discretion, by posting or publishing a notification to Debenture holders with 10 (ten) working days in advance, stating (a) the date on which will be held the early redemption of debentures, and (b) any other relevant information to Debenture holders; The early redemption shall be admitted upon the payment of its unamortized Unit Face Value plus (a) Remuneration, calculated pro rata temporis from the Issue Date until the date of actual redemption, as well as fines and default interest, if any, and (b) a bonus of (1) 0.50% on the Unit Face Value plus the Remuneration if the redemption occurs until December 30, 2014, inclusive, and (2) 0.30% (thirty per cent) on the Unit Face Value plus the Remuneration, if the redemption occurs from 1 January 2015 until the Maturity Date; CETIP must be reported to the completion of the total redemption of the Debentures at least 2 (two) working days in advance of the deadline for its completion.

v)	Commissions: For the execution of the activities related to structuring/coordinating, standby underwriting transaction, the Company shall pay to the Lead Coordinator the following commissions:
(i) Commission of Structuring/Coordinating: 0.15%, of the total amount of issued Debentures, multiplied by its current Unit Face Value;
(ii) Commission of Standby Underwriting Transaction: 0.35%, of the total amount of Debentures, multiplied by its current Unit Face Value, unrelated to the effective execution of the standby underwriting transaction;
(iii) Commission of Issuance: 0.05%, of the total amount of Debentures, duly issued, multiplied by its current Unit Face Value;
All the commissions shall be paid in domestic currency at the time of subscription increased by all and any tax, charge or fee levied on this payment.
w)	Remuneration: The Debentures shall be entitled to 108.5% of average daily Interbank Deposit rates of one day (over extra group), called “Overnight DI Rate – Extra Group”, expressed in percentage rate per year, based on two hundred and fifty-two (252) business days, calculated and published by CETIP in the daily bulletin available on it webpage (http://www.cetip.com.br). The remuneration shall be calculated exponentially and cumulatively pro rata by days elapsed, incidents on the Face Value of each Debenture, since the Issue Date until the Maturity (“Remuneration”). The Remuneration shall be paid annually and the first payment of Remuneration shall be made on December 29, 2012 and the last payment shall be made on the Maturity Date;
x)	Fine and Interest: In case of delay in the payment to be made by the Company, the overdue and unpaid debts shall be subject, from the date of default up to the date payment is actually made, irrespective of any notice, notification or court or out-of-court summons, to: (i) a conventional, non-reducible and non-compensatory fine of two percent (2%); and (ii) a late payment interest at the rate of one percent (1%) per month, both applicable to the amounts in arrears;
y)	Lead Coordinator: BB-Banco de Investimentos S.A.;
z)	Fiduciary Agent: SLW Corretora de Valores Mobiliários Ltda.; and
aa)	Agent Bank: Banco Bradesco S.A.

5.2. Authorize the Company’s Board of Executive Officers to perform all acts necessary for the realization, formalization and improvement of the Issue and the Offer Restricted, especially but not limited, as regards the recruitment of the Lead Coordinator, the Fiduciary Agent, the Agent Bank and as any other service related to the Issue and/or the Restricted Offering.

5.3. Approve the hiring of Deloitte Touche Tohmatsu Ltda., to held the independent auditing of the Company and its affiliates, except Globex Utilidades S.A., Nova Casa Bahia S.A., Nova

Pontocom Comércio Eletrônico S.A. and their affiliates, in accordance with CVM Instructions number 308/99, amended by the CVM Instruction number 509/11.

APROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After meeting was resumed, these minutes were read, approved and signed by all in attendance. São Paulo, December 14, 2011. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending Board Members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira e Ulisses Kameyama. A summary of the minutes was drafted on the relevant book, according to Paragraph of Section 130 of Brazilian Corporate Law.

Renata Catelan P. Rodrigues
Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 22, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.